UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40688

DRAGANFLY INC.

(Translation of registrant’s name into English)

235 103rd St. E.

Saskatoon, Saskatchewan S7N 1Y8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

As previously disclosed, on April 5, 2024, Draganfly Inc. (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) notifying the Company of its noncompliance with Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Rule”) by failing to maintain a minimum stockholders’ equity of at least $2,500,000 required for continued listing on the Nasdaq Capital Market.

As previously disclosed, the Company had a hearing before an independent Nasdaq Hearings Panel (the “Panel”) on May 21, 2024.

With regard to the Company’s compliance with the Stockholders’ Equity Rule, the Company discussed with the Panel amendments to October 2023 warrants and May 2024 warrants. The amendments were to be to certain provisions related to determining the value of underlying common shares of the Company on completion of fundamental transactions in exchange for the exercise price of the Warrants being reduced such that the warrants would be classified as equity rather than as liabilities.

As previously disclosed, on August 7, 2024, the Company and the holder of the warrants entered into the amendments to the warrants.

As previously disclosed, on August 21, 2024, the Company closed its previously announced offering of 16,666,666 units of the Company, with each unit consisting of one common share (or one pre-funded warrant to purchase one common share in lieu thereof) and one warrant to purchase one common share. Each unit was sold at a public offering price of US$0.12, for gross proceeds of approximately US$2.0 million, before deducting underwriting discounts and offering expenses.

As a result of the transactions described above, the Company believes it has regained compliance with the Stockholders’ Equity Rule as of August 31, 2024. Nasdaq will continue to monitor the Company’s ongoing compliance with the Stockholders’ Equity Rule and, if at the time of its next periodic report, the Company does not evidence compliance, it may be subject to delisting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Draganfly Inc.
(Registrant)

Date: September 26, 2024	By:	/s/ Paul Sun
	Name:	Paul Sun
	Title:	Chief Financial Officer